Exhibit (a)(1)(F)

NEWCASTLE INVESTMENT CORP.

SUPPLEMENT TO OFFER TO EXCHANGE

SHARES OF COMMON STOCK AND CASH

FOR

SHARES OF

9.75% SERIES B CUMULATIVE REDEEMABLE PREFERRED STOCK

8.05% SERIES C CUMULATIVE REDEEMABLE PREFERRED STOCK

AND

8.375% SERIES D CUMULATIVE REDEEMABLE PREFERRED STOCK

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE

AT MIDNIGHT, NEW YORK CITY TIME, ON MARCH 22, 2010

WE MAY EXTEND THE OFFER PERIOD AND WITHDRAWAL PERIOD AT ANY TIME

On February 22, 2010, Newcastle Investment Corp. (the “Company,” “our,” “we” or “us”) commenced an offer (the “Exchange Offer”) to acquire up to (i) 1,725,000 shares of the Company’s outstanding 9.75% Series B Cumulative Redeemable Preferred Stock, par value $0.01 per share (“Series B Preferred Stock”), (ii) 1,104,000 shares of the Company’s outstanding 8.05% Series C Cumulative Redeemable Preferred Stock, par value $0.01 per share (“Series C Preferred Stock”), and (iii) 1,380,000 shares of the Company’s outstanding 8.375% Series D Cumulative Redeemable Preferred Stock, par value $0.01 per share (“Series D Preferred Stock,” and, together with Series B Preferred Stock and Series C Preferred Stock, the “Preferred Stock”), pursuant to the terms and subject to the conditions described in the offer to exchange, dated February 22, 2010 (the “Offer to Exchange”) and in the related letters of transmittal.

The purpose of this Supplement is to supplement and amend the information in the Offer to Exchange previously provided to you. We urge you to read the information in this Supplement and the Offer to Exchange carefully for a full description of the Exchange Offer.

Additional Requirement to Validly Tender Shares

In order to validly tender shares of Preferred Stock, a stockholder must represent that either (a) such holder does not own more than 2,645,625 shares of Common Stock, or (b) such holder is tendering fewer than 211,650 shares of Preferred Stock in the aggregate in the Exchange Offer. We have modified the letters of transmittal for each series of Preferred Stock to include this representation. Holders who wish to tender their shares but have not yet done so should use the new letters of transmittal. However, all holders who tender and do not withdraw their shares of Preferred Stock will be deemed to have made this representation, irrespective of the letter of transmittal used.

Holders that have previously tendered (and not withdrawn) their shares of Preferred Stock are not required to take any further action to receive the consideration for Preferred Stock accepted pursuant to the Exchange Offer. If you wish to withdraw shares of Preferred Stock that have been previously tendered, you must follow the procedures set forth under the heading “The Exchange Offer—Withdrawal of Tenders” in the Offer to Exchange.

Except as described in this Supplement, the terms and conditions of the Exchange Offer remain as set forth in the Offer to Exchange and the related letters of transmittal.

Newcastle Investment Corp.

March 11, 2010

Any requests for assistance concerning the Exchange Offer may be directed to the Information Agent at the address and telephone numbers set forth below. Beneficial owners may also contact their broker, dealer or other nominee.

The Depositary for the Exchange Offer is:

American Stock Transfer and Trust Company

By Mail or Overnight Courier:	By Hand:
Operations Center	Attn: Reorganization Department
Attn: Reorganization Department	59 Maiden Lane
6201 15th Avenue	New York, New York 10038
Brooklyn, New York 11219

Toll free: (877) 248-6417

The Information Agent for this Exchange Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Collect: (212) 269-5550

Toll free: (800) 628-8536